UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of Ocean Rig UDW Inc. (the "Company") dated November 15, 2017: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2017.

Extraordinary General Meeting

As previously announced and as described further in Exhibit 99.1 hereto, on November 3, 2017, an extraordinary general meeting of the Company's shareholders ("EGM") was held, at which the Second Amended and Restated Memorandum and Articles of Association of the Company were approved. The Second Amended and Restated Memorandum and Articles of Association of the Company provide, among other things, for certain changes to the Company's authorized share capital, the creation of the Class B Common Shares and the re-designation of the Company's existing common shares as Class A Common Shares.

On November 3, 2017, the Company issued 895,404 Class B Common Shares to certain of the Company's shareholders pursuant to the terms of our recently completed financial Rrestructuring.

Directors and Officers

Upon approval at the EGM of our Second Amended and Restated Memorandum and Articles of Association, our board of directors increased in size to consist of seven directors. The seven directors, who were formally appointed on November 7, 2017, consist of four directors, including the Chairman of the Board, who were appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, John Simon, Karl Blanchard, and Jim Devine, who were appointed by certain former creditors of the Company pursuant to the terms of our recenlty completed financial restructuring.

Set forth below are the names, ages and positions of our directors, executive officers and principal officers. Members of our board of directors are appointed as set forth in the Second Amended and Restated Memorandum and Articles of Association of the Company a form of which was filed with the SEC on Form 6-K on October 5, 2017.

Directors and executive officers of Ocean Rig UDW Inc.
Name	Age	Position
George Economou	64	Chairman of the Board, Chief Executive Officer and Director
Anthony Kandylidis	40	President, Chief Financial Officer and Director
John Liveris	65	Director
Iraklis Sbarounis	32	Vice President Business Development, Secretary and Director
John Simon	63	Director
Karl Blanchard	58	Director
Jim Devine	59	Director
Dimitris Koukoulas	58	Executive Vice President

The business address of each of our directors and executive officers is c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.

George Economou has over 40 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Ocean Rig UDW Inc. since 2010. He has served as Chairman and Chief Executive Officer of DryShips Inc., a diversified owner of ocean going cargo vessels, since January 2005. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou also serves as a director of Danaos Corporation, a U.S. listed containership owner. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Anthony Kandylidis has served as our President and Chief Financial Officer since December 2016 and was appointed a director in November 2017. Mr. Kandylidis was previously our Executive Vice President since June 2012. Mr. Kandylidis also serves as President and CFO of DryShips Inc. a diversified owner of ocean going cargo vessels and is a director of the IADC. Mr. Kandylidis, in September 2006 also founded OceanFreight Inc.a shipping company listed on the NASDAQ, that was absorbed by DryShips through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is also the nephew of Mr. George Economou.

John Liveris has served as a director of the Company since February 2014. He is an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the board of directors of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Massachussetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

Iraklis Sbarounis was appointed as Vice President Business Development of the Company on December 16, 2016, Secretary of the Company on February 3, 2017 and director in November 2017. Prior to that he held the position of Business Development Director. Prior to joining Ocean Rig, he held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

John Simon was appointed director in November 2017. Mr. Simon is a senior oil and gas industry executive with over 40 years of experience across a broad spectrum of onshore and offshore E&P positions.  He currently serves on the board and is the chair of the risk committee of Nine Point Energy, where he started in March 2017.  Mr. Simon was previously Chief Executive Officer at Bennu Oil and Gas from July 2013 to November 2016.  While at Bennu, Mr. Simon supervised the company's capital raising and acquisition of assets out of the ATP Oil & Gas bankruptcy in 2013, developed forward business strategy and plans, and led Bennu through its bankruptcy filing through proactive engagement with financial and legal advisors in response to the dramatic decline in oil prices. John also served in several roles at Hess from June 1989 to April 2013, most recently as the SVP of Global E&P Services.  He led an aggressive Bakken activity ramp-up and acquisition strategy and worked as the project executive over significant Hess projects, including the $1.8bn Okume Complex development in Equatorial Guinea and over Hess' first deepwater Gulf of Mexico developments.  Mr. Simon began his career at Tenneco Oil in 1977, where he served as an engineer in a variety of technical, geographical and supervisory assignments which developed fundamental technical, leadership, and business acumen. Mr. Simon holds a Bachelor of Science degree in mechanical engineering summa cum laude from Texas A&M University-Kingsville.

Karl Blanchard was appointed as a director in November 2017. Mr. Blanchard is the Executive Vice President and Chief Operating Officer of Weatherford.  He assumed this position in August 2017.  In his role at Weatherford, Karl utilizes his depth of experience to oversee all region and product line operations, QHSSE, sales, engineering, R&D, and supply chain. Mr. Blanchard brings with him a career of significant achievement and valuable insight gained from more than 35 years in the oil and gas service industry.  He served as Chief Operating Officer for Seventy Seven Energy where he was responsible for the drilling, hydraulic fracturing, and rental tool business units, as well as key support functions.  As part of Seventy Seven's leadership team, he successfully transitioned the company into a stand-alone publically traded company, executed cost management initiatives, and implemented a structured process focused on developing in-house leadership talent.  These accomplishments resulted in Seventy Seven's successful merger with Patterson-UTI, creating the second largest land driller and top five pressure pumping company in the United States. Prior to Seventy Seven Energy, Mr. Blanchard spent more than 30 years at Halliburton throughout which he was responsible for a significant portion of the company's flagship product service lines, including serving as Vice President, Production Enhancement, the number one provider of hydraulic fracturing services globally; Vice President, Cementing, the number one provider of cementing services in the industry; and Vice President, Testing and Subsea which was successfully established as a strategic product line within the Halliburton portfolio.  He also served as Country Vice President of Halliburton Indonesia. Mr. Blanchard has a Bachelor of Science degree in engineering from Texas A&M University and is a member of the Society of Petroleum Engineers.

Jim Devine was appointed as a director in November 2017. Mr. Devine serves and has served on various boards in the UK, Europe, Australia the USA.  He is currently involved with several companies in the investment management, commodities and information technology sectors.  Previous board roles have included director and chairman of Horizon Offshore, Inc., a publicly quoted US offshore construction group, from 1999 to 2003, director and executive chairman of Grant Geophysical Inc., a US based geotechnical company with worldwide operations from 2000 until its sale to Geokinetics Inc in 2006, and various other non-executive and executive directorships representing private equity interests in several sectors. A lawyer by training, Mr. Devine has previously been a commercial consultant to the oil and gas industry specializing in offshore construction, drilling, shipbuilding and project financing.  In this capacity he has been heavily involved in numerous very large drill rig, FPSO, FSO, pipeline and turnkey field development projects in the US, Brazil, Korea, Australia and the North Sea from deal structure through financing to construction execution and delivery. Prior to that he served as Corporate Vice President and General Counsel of Colflexip Stena Offshore Group, S.A. in Paris from 1994 to 1996 , as Group Legal Director and board member of Stena Offshore limited in Aberdeen from 1990 to 1994 and as an in-house legal Counsel for Halliburton Inc from 1985 to 1990 also in Aberdeen.

Dimitris Koukoulas was appointed as Executive Vice President of the Company on December 16, 2016. Prior to joining the Company, Mr. Koukoulas served in various positions with ship management entities controlled by Mr. George Economou since 2005, prior to which he was the Technical Manager of Oceanbulk Maritime SA. Mr. Koukoulas has over 30 years of experience in the shipping industry and shipbuilding projects, 25 years of which has been in managerial positions in the technical management field of bulk carriers, general cargo ships, containers, multi-purpose ships and offshore support vessels, including six years of experience in the marine repairs field in Houston, Texas. Mr. Koukoulas holds a BSc degree in Mechanical Engineering from the University of Toledo, Ohio. He is a member of the ASME and the Hellenic Technical Committees of Bureau Veritas, Class NK, CCS, DNV GL, KRS and Lloyd's Register.

Committees of the Board of Directors

On November 14, 2017, our board of directors appointed Mr. Liveris, Mr. Blanchard and Mr. Simon as members of our audit committee, which among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls and which consists of three independent directors. Mr. Liveris will serve as Chairman of the audit committee. The board of directors has determined that Mr. Liveris qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F.

On November 14, 2017, our board of directors appointed Mr. Economou, Mr. Kandylidis, Mr. Blanchard and Mr. Devine as members of our new compensation, nominating and governance committee, which among other things will be responsible for establishing directors and executive officers' compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies and for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors. Shareholders may also nominate directors in accordance with procedures set forth in Second Amended and Restated Memorandum and Articles of Association. Mr. Economou has been appointed to serve as Chairman of the new compensation, nominating and governance committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 15, 2017	By:	/s/George Economou
George Economou
Chief Executive Officer

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